China Gerui Advanced Materials Group Limited Retains Cambelle-Inland to Assist with Global Growth Strategy

ZHENGZHOU, China, May 13, 2013 -- China Gerui Advanced Materials Group Limited (CHOP) (“China Gerui, or the “Company”), a leading high-precision, cold-rolled steel producer in China, announced today it has retained Cambelle-Inland, an investment firm led by Craig T. Bouchard, to advise the Company on strategic planning and its expansion into global markets.

Craig T. Bouchard has a track record of success in building companies in steel and related industries.  Until February 2013, Mr. Bouchard was the CEO, and later the Chairman of Shale-Inland, a company he founded in 2010 and a leading U.S. specialty master distributor of pipes, valves and fittings to the energy industry. From July 2003 to August 2008, Mr. Bouchard was the president of Esmark Inc., a company he co-founded that grew from $4 million to $3.5 billion in revenue over four years. While at Esmark, Mr. Bouchard's team acquired nine steel companies and completed the first and only hostile reverse tender merger in Wall Street history, which eventually became public on the NASDAQ.  Esmark was one of the highest appreciating stocks on either the NASDAQ or the NYSE for the full year 2008.

“We plan to globalize our business through accretive acquisitions while continuing to focus on organic growth opportunities that will deliver additional value to our shareholders,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui. “During the next few years, we will create a blend of revenues across a broader customer base, both domestically in China and internationally. We have long communicated to the marketplace that acquisitions and potential joint ventures that will capture market share in materials processing and broaden our end-user applications were a part of our long-term growth strategy and we feel now is the appropriate time to expand our footprint internationally and welcome the support of Cambelle-Inland and the expertise of Mr. Bouchard in this next phase of our growth.”

“We are excited about participating in the globalization of China Gerui,” added Craig T. Bouchard, CEO and Chairman of Cambelle-Inland.  “We have been following and investing in the company for the past two years, and are strong supporters of its entrepreneurial leader, Mingwang Lu.  The Company's operating margins in recent years have been among the best in the industry, and even in today's turbulent China marketplace, China Gerui's business remains profitable and strong.  We look forward to working with Mr. Lu and his team to lead China Gerui into its next stage of development.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company primarily sells its products to domestic Chinese customers with an emerging presence with international customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

About Cambelle-Inland

Cambelle-Inland is a company founded in 2013 to house the China initiatives of Craig T. Bouchard and his partners. Mr. Bouchard and his affiliates are shareholders in China Gerui Advanced Materials Group Limited.  http://www.craigbouchard.com

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings.  Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

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